UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 000-19969

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ArcBest 401(k) and DC Retirement Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ArcBest Corporation

3801 Old Greenwood Road

Fort Smith, Arkansas 72903

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting Firm

and Financial Statements

December 31, 2016 and 2015

ArcBest 401(k) and DC Retirement Plan

December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Audit Commitee, Investment Committee and Plan Administrator

ArcBest 401(k) and DC Retirement Plan

Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of ArcBest 401(k) and DC Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ArcBest 401(k) and DC Retirement Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Fort Smith, Arkansas

June 28, 2017

Federal Employer Identification Number:  44-0160260

ArcBest 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015

Cash	$527,011	$461,932

Investments, At Fair Value
Mutual funds	301,144,679	270,629,176
Collective trust fund	38,127,539	31,178,375
ArcBest Corporation stock fund	4,476,242	3,602,124
Self-directed brokerage accounts	7,628,629	6,952,666
Variable annuity funds	952,313	609,370

	352,329,402	312,971,711

Receivables
Employer contributions	5,713,750	10,287,732
Participant contributions	—	7,331
Notes receivable from participants	7,069,453	6,940,447

	12,783,203	17,235,510

Net Assets Available for Benefits, At Fair Value	$365,639,616	$330,669,153

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Contributions
Participants	$18,028,028	$16,744,267
Employer	10,894,095	15,204,134
Rollovers	6,378,233	3,684,138

Total contributions	35,300,356	35,632,539

Deductions
Benefits paid to participants	29,261,867	28,631,350
Administrative expenses	332,631	242,262

Total deductions	29,594,498	28,873,612

Net Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	24,221,225	(8,764,910)
Interest and dividends	4,678,525	4,184,818

Net investment income (loss)	28,899,750	(4,580,092)

Interest Income on Notes Receivable from Participants	364,855	350,866

Net Increase Prior to Transfers	34,970,463	2,529,701

Transfer of Assets from Other Plan	—	1,164,719

Net Increase	34,970,463	3,694,420

Net Assets Available for Benefits, Beginning of Year	330,669,153	326,974,733

Net Assets Available for Benefits, End of Year	$365,639,616	$330,669,153

See Notes to Financial Statements

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1:        Description of the Plan

The following description of the ArcBest 401(k) and DC Retirement Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from the Plan Administrator, ArcBest Corporation.

General

The Plan is a defined contribution plan sponsored by ArcBest Corporation which covers eligible employees of ArcBest Corporation and substantially all of its subsidiaries including: ABF Freight System, Inc.; ABF Cartage, Inc.; ABF Logistics, Inc.; Albert Companies, Inc.; ArcBest Enterprise Solutions, Inc.; ArcBest Technologies, Inc.; FleetNet America, Inc.; FTI Groups, Inc.; ABF Global Supply Chain, Inc.; Moving Solutions, Inc.; Panther II Transportation Inc.; and Expedited Solutions, Inc. (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees.

In addition to the right to participate in the Plan, eligible employees hired before January 1, 2006 also participate in a nonunion defined benefit pension plan sponsored by the Company.  Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan.  Since January 1, 2006, the Plan has provided a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan.  Effective July 1, 2013, the Plan was amended to include as participants those employees who were eligible to accrue benefits under the nonunion defined benefit pension plan prior to the freeze of such plan effective July 1, 2013.  The DC feature of the Plan covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees.  Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company, which is subject to the provisions of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  For 2016 and 2015, Transamerica Retirement Solutions, LLC was the Plan recordkeeper and State Street Bank and Trust Company was the trustee and custodian of the Plan.

For the year ended December 31, 2015, participant account balances totaling $1,164,719 were transferred to the Plan from the Smart Lines, LLC 401(k) Plan.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Contributions

For 2016 and 2015, the Plan allowed participants to contribute up to 69% of their annual compensation, as defined by the Plan, through salary deferral subject to certain limitations.  In addition to regular pre-tax 401(k) contributions, the Plan allows for after-tax Roth 401(k) contributions.  Employees are able to designate all or part of their elective contributions as after-tax Roth 401(k) contributions.  Employee rollover contributions are also permitted.  Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account.  Company 401(k) matching contributions may be made in the form of cash or ArcBest Corporation stock.  The Company 401(k) matching contributions for the 2016 and 2015 plan years were made in the form of cash.  For the years ended December 31, 2016 and 2015, the Company 401(k) matching contributions as a percentage of each participant’s annual compensation deferral are presented in the following table:

Participating Company	Company 401(k) Matching Contribution as a Percentage of Each Participant’s Annual Compensation Deferral
ArcBest Corporation	50% of the first 6%
ABF Freight System, Inc.	50% of the first 6%
ABF Cartage, Inc.	50% of the first 6%
ABF Logistics, Inc.	50% of the first 6%
Albert Companies, Inc.	50% of the first 6%
ArcBest Technologies, Inc.	50% of the first 6%
FleetNet America, Inc.	No Match
ABF Global Supply Chain, Inc.	50% of the first 6%
Moving Solutions, Inc.	50% of the first 6%
Panther II Transportation, Inc.	50% of the first 6%
Expedited Solutions, Inc.	50% of the first 6%
ArcBest Enterprise Solutions, Inc.	50% of the first 6%
FTI Groups, Inc.	50% of the first 6%

An additional annual 401(k) Company contribution may be made at the discretion of each Participating Company’s Board of Directors.  For the years ended December 31, 2016 and 2015, no additional 401(k) Company contributions were made.  The Company made discretionary contributions related to the DC feature of the Plan of $5,057,729 and $9,668,346 for the 2016 and 2015 plan years, respectively.   Discretionary Company contributions under the DC feature are made to a participant’s account based on a percentage of the participant’s eligible compensation.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds, a collective trust, variable annuity funds, and, for 401(k) employee and Company matching contributions, the ArcBest Corporation stock fund and the self-directed Schwab Personal Choice Retirement Account® (the “PCRA”).  A participant’s investment in the ArcBest Corporation stock fund is generally limited to 10% of the participant’s 401(k) account balance.  A participant’s investment in the PCRA is generally limited to 25% of the participant’s 401(k) account balance.  Participants may change the allocation of their investments daily.

Plan participants may also elect to invest in PortfolioXpress.  PortfolioXpress is a service offered by Transamerica.  Participants may choose the PortfolioXpress service and designate their retirement year.  FiduciaryVest, the Plan’s investment advisor, has customized allocations based on the retirement year utilizing the investment holdings of the Plan. The portfolio is rebalanced quarterly and as the participant gets closer to normal retirement age. PortfolioXpress is also the Plan’s Qualified Default Investment Alternative (QDIA) for participants who do not make their own investment election. The PortfolioXpress allocation is held in the individual funds of the Plan rather than in a separate segregated fund.

The Plan’s investment committee may change the available investment options from time-to-time.

Participant Accounts

Separate sources are maintained within a participant’s 401(k) account for 401(k) contributions, Roth 401(k) contributions, the Company’s matching contributions, and the Company’s discretionary contributions including contributions made pursuant to the DC feature.  Each participant’s account is credited with related investment returns.  Each participant’s account is also charged with an allocation of transaction processing and account administration fees, which are reflected in the accompanying statements of changes in net assets available for benefits as administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon.  Participants are fully vested in the Company’s contributions and related earnings after three years of continuous service.  Upon death, disability, or normal retirement, as defined by the Plan, participants become fully vested in the Company’s contributions and related earnings.  Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants are fully vested in the Company’s discretionary contributions and related earnings after three years of continuous service.  Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions and related earnings.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant.  A participant who selects a SecurePath for Life investment option of the Plan may also elect any distribution method permitted by the variable annuity fund investment option.  See Note 2 for discussion of the SecurePath for Life investment options.

Effective January 1, 2013, the Plan was amended to allow participants to elect payment of benefits in monthly, quarterly, semiannual, or annual installments upon termination of service in lieu of a lump-sum payment.  The installments shall continue pursuant to such participant’s election until the earlier of full payment of the vested amounts in the participant’s accounts or the participant’s death.  Amounts remaining after the participant’s death shall be paid in a lump-sum payment to the appropriate parties under the terms of the Plan.

Forfeited Accounts

Forfeited nonvested accounts reported as cash and cash equivalents in the accompanying statement of net assets available for benefits totaled $454,236 and $422,898 at December 31, 2016 and 2015, respectively. These accounts will be used to reduce future employer contributions.  Forfeitures of $410,544 and $-0- were used to reduce the Company’s 401(k) matching contributions for the 2016 and 2015 plan years, respectively.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans.  The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period.  The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence).  Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing rates for loans of a similar nature.

No loans are allowed under the DC feature.

Plan Termination

Although it has not expressed an intention to do so, any Participating Company, through action of its Board of Directors, has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ArcBest Corporation, at its discretion, may terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their account.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 2:        Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Quoted prices for mutual funds are the net asset value (“NAV”) of shares held by the Plan at the financial statement date.  Common Stocks are valued at the closing price reported on the active market on which the securities are traded.  See Note 4 for discussion of fair value measurements.

The Diversified Stable Pooled Fund, an investment option of the Plan, is an investment of the Diversified Investment Advisors Collective Trust.  The Plan’s interest in the collective trust investment is valued at estimated fair value as provided by the Plan recordkeeper, which is based on information reported in the audited financial statements of the collective trust at year-end.  The collective trust investment in the Diversified Stable Pooled Fund is directly invested in the Wells Fargo Stable Return Fund W and indirectly invested in the Wells Fargo Stable Fund G, whose principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

The ArcBest Corporation stock fund is a unitized stock fund, which invests in the common stock of ArcBest Corporation with a percentage of the fund allocated to a cash equivalent holding in the State Street Institutional Liquid Reserves Fund.  The NAV of the ArcBest Corporation stock fund at the financial statement date provided by the Plan recordkeeper is based on the value of the shares of ArcBest Corporation common stock held in the fund, which are valued at the closing price reported on the NASDAQ Global Select Market, and the value of the cash equivalent investment holding of the fund.

The Plan’s SecurePath for Life investment options are registered variable annuity funds issued by Transamerica Life Insurance Company.  The variable annuity funds are subaccounts of Separate Account VA FF, a pooled separate account established by Transamerica Life Insurance Company.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Valuation of Investments and Income Recognition - continued

The NAV of the variable annuity funds is a daily-calculated unit value based on the underlying investments of the pooled separate account, which are Vanguard Target Retirement mutual funds.

The Plan’s Charles Schwab Personal Choice Retirement Account (“PCRA”) investment option is a self-directed brokerage account that allows participants to invest in investments of their choosing.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the date paid by the issuer.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. The accrual of interest on notes is discontinued at the end of the quarter during which the note becomes 90 days past due, unless the credit is well secured and in process of collection.  Past due status is based on contractual terms of the note.  Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

All interest accrued but not collected remains as part of the balance due at the date the loan becomes a deemed distribution. Interest accrues until a loan is treated as a deemed distribution. Notes are returned to active status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.  Delinquent notes that reach default status are treated as distributions based upon the terms of the Plan document.

Plan Tax Status

The Plan’s most recent determination letter is dated June 23, 2017.  In the letter, the U.S. Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax.  The Plan is generally no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2013.

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document and are included in net appreciation (depreciation) in fair value of investments.   All other expenses of maintaining the Plan may be paid by the Company or the Plan, at the Company’s discretion.  Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).  The amendment eliminates the requirement to categorize within the fair value hierarchy all investments which fair value is measured using the net asset value per share practical expedient. The amendment was effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application was permitted. Management elected to early adopt the amendment for the 2015 plan year. Accordingly, the fair value hierarchy tables in Note 3 exclude the collective trust and variable annuity funds, which are measured using the NAV practical expedient.  The excluded funds are added to the investments in the hierarchy table to reconcile to total investments at fair value per the Statements of Net Assets Available for Benefits.

In July 2015, the FASB issued Accounting Standard Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. (“ASU 2015-12). The amendments in Part I eliminated the requirement to measure the fair value of fully benefit responsive investment contracts and provide the related fair value disclosures; rather, these contracts will be measured and disclosed only at contract value. The amendments in Part II simplify the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type either on the face of the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirement to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III provide a practical expedient to permit plans to measure investments and investment related accounts as of a month-end date closest to its fiscal year end for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Management elected to early adopt Part II of ASU 2015-12 for the 2015 plan year. Parts I and III are not applicable to the Plan. As a result of Part II of the amendment, investment disclosures, which disaggregate the investments by risk, disclose the net appreciation/depreciation by general type and disclose individual investments greater than 5% of net assets available for benefits are no longer included in the notes to the financial statements.  In addition, self-directed brokerage accounts are presented in the aggregate (See reclassification section of Note 1).  These disclosure changes were implemented during the 2015 plan year.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 3:        Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 specifies a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

Level 1                        Quoted prices in active markets for identical assets or liabilities.

Level 2                        Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                        Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2016.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  The Plan’s investments classified as Level 1 include mutual funds and self-directed brokerage accounts, whose underlying assets are primarily Level 1.

If quoted market prices are not available, fair values are estimated by using pricing models or discounted cash flows with inputs derived from observable market data, quoted prices of securities with similar characteristics, or audited financial statements.  The Plan’s collective trust investment and variable annuity funds are valued at NAV based on the unit value of the underlying investments, which are an observable input and are included in investments measured at net asset value in accordance with ASU 2015-07.  The fair value of the Plan’s Level 2 investment in the ArcBest Corporation stock fund is calculated based on the quoted market price of the common stock, which is traded in an active market, and the money market mutual fund investment held in the fund.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  The Plan has no investments classified as Level 3.

For the years ended December 31, 2016 and 2015, there were no investments transferred between levels.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Recurring Measurements

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2016 and 2015:

	2016
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$301,144,679	$—	$—	$301,144,679
Self-directed brokerage accounts	7,628,629	—		7,628,629
ArcBest Corporation stock fund	—	4,476,242	—	4,476,242

Total assets in fair value hierarchy	$308,773,308	$4,476,242	$—	$313,249,550

Investments measured at net asset value(a)
Collective trust fund (b)				38,127,539
Variable annuity funds (c)				952,313
Total investments at fair value				$352,329,402

	2015
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Mutual funds	$270,629,176	$—	$—	$270,629,176
Self-directed brokerage accounts	6,952,666			6,952,666
ArcBest Corporation stock fund	—	3,602,124	—	3,602,124

Total assets in fair value hierarchy	$277,581,842	$3,602,124	$—	$281,183,966

Investments measured at net asset value(a)
Collective trust fund (b)				31,178,375
Variable annuity funds (c)				609,370
Total investments at fair value				$312,971,711

(a)         Investments are measured using the NAV practical expedient, and therefore have not been classified in the fair value hierarchy.

(b)         Fund files U.S. Department of Labor Form 5500 as a direct filing entity. Therefore, fair value disclosures are not required.

(c)          The Plan invests in variable annuity funds, held in a pooled separate account and is designed to provide investors with an annual income amount for life. The use of net asset value as fair value is deemed appropriate, as the variable annuity funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.

ArcBest 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 4:        Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Investments in the ArcBest Corporation stock fund, which holds investments in the common stock of the Company, qualify as party-in-interest transactions.  The ArcBest Corporation stock fund also holds cash equivalent investments in the State Street Institutional Liquid Reserves Fund administered by State Street Global Markets, LLC, and an affiliate of State Street Corporation.  The Plan’s trustee and custodian, State Street Bank and Trust Company, is also an affiliate of State Street Corporation.

FiduciaryVest provides investment consulting and investment management services for the plan.  FiduciaryVest customizes the age based target retirement allocation utilizing the investment holdings of the Plan for participants that choose the PortfolioXpress service.  During 2016 and 2015, the Plan paid FiduciaryVest a total of $62,376 and $80,170, respectively, for these services.

The Plan invests in certain funds managed by the Plan recordkeeper, Transamerica Retirement Solutions, LLC , or issued by Transamerica Life Insurance Company, which are affiliated companies owned by AEGON N.V.  The Diversified Stable Pooled Fund is managed by Transamerica Retirement Solutions, LLC  and the SecurePath for Life investment options are variable annuity funds issued by Transamerica Life Insurance Company; therefore, transactions with these funds qualify as party-in-interest.  National Financial Services and Mid Atlantic Capital Corporation provide securities brokerage services to the Plan.  Fees paid by the Plan for securities brokerage and investment management services are included in net appreciation in fair value of investment, as they are paid through revenue sharing, rather than a direct payment.  The Plan paid $269,431 and $127,090 of transaction processing and account administration fees, not covered by revenue sharing, to Transamerica Retirement Solutions, LLC  during 2016 and 2015, respectively, which are included in administrative expenses.

Individually immaterial expenses paid by the Plan to parties-in-interest aggregating to $824 and $34,424 were recorded in administrative expenses for 2016 and 2015, respectively. The Company provides certain administrative services at no cost to the Plan.

Note 5:        Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

ArcBest 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2016

	Identity of Issuer	Description of Investment	Current Value
	Cash
*	State Street Bank & Trust Co.	Cash Reserve Account	$527,011

	Investments
	Mutual Funds
	Vanguard Trust Company	Vanguard Institutional Index Fund, 251,903 shares	$51,345,299

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 229,360 shares	42,271,077

	T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund, 404,476 shares	28,996,849

	Delaware Investments	Delaware Small Cap Core, 911,462 shares	20,790,453

	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 386,227 shares	19,110,494

	Metropolitan West	Metropolitan West Total Return Bond, 1,775,601 shares	18,714,833

	Oppenheimer Funds	Oppenheimer International Growth I, 526,999 shares	18,276,329

	Vanguard Trust Company	Vanguard Extended Market Index I, 224,375 shares	16,316,557

	Vanguard Trust Company	Vanguard Target Retirement 2025 Fund, 734,412 shares	12,007,633

	Vanguard Trust Company	Vanguard Target Retirement 2015 Fund, 799,677 shares	11,603,320

	Vanguard Trust Company	Vanguard Total Bond Market Index Fund, 942,890 shares	10,041,784

	Vanguard Trust Company	Vanguard Development Markets Index Fund Institutional, 569,037 shares	8,504,251

	Vanguard Trust Company	Vanguard Target Retirement 2035 Fund, 397,004 shares	7,042,847

	Franklin Templeton Investments	Templeton Global Bond Adv, 569,037 shares	6,805,680

	Vanguard Trust Company	Vanguard Inflation Protected Secs I, 639,740 shares	6,640,506

	Vanguard Trust Company	Vanguard Target Retirement 2045 Fund, 338,919 shares	6,402,178

	Vanguard Trust Company	Vanguard Target Retirement 2020 Fund, 215,872 shares	6,100,534

	Vanguard Trust Company	Vanguard Target Retirement 2030 Fund, 98,763 shares	2,883,892

	Vanguard Trust Company	Vanguard Target Retirement 2040 Fund, 69,830 shares	2,109,558

	Vanguard Trust Company	Vanguard Total International Bond Index Admiral, 82,246	1,782,269

	Vanguard Trust Company	Vanguard Target Retirement 2050 Fund, 46,109 shares	1,401,263

	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 89,872 shares	1,151,263

	Vanguard Trust Company	Vanguard Target Retirement 2055 Fund, 13,073 shares	430,240

	Vanguard Trust Company	Vanguard Target Retirement 2060 Fund, 9,428 shares	273,790

	Vanguard Trust Company	Vanguard Target Retirement 2010 Fund, 5,595 shares	141,780

	Collective Trust Investment
*	Diversified Retirement Corporation	Diversified Stable Pooled Fund, 3,450,956 shares	38,127,539

	Personal Choice Retirement Accounts
	Charles Schwab & Co., Inc.	Personal Choice Retirement Accounts	7,628,629

	Common Stock
*	ArcBest Corporation	ArcBest Corporation Stock Fund	4,476,242

	Variable Annuity Funds
*	Transamerica Life Insurance Company	SecurePath for Life 2025 Fund, 23,173 shares	339,640

*	Transamerica Life Insurance Company	SecurePath for Life 2015 Fund, 20,779 shares	284,663

*	Transamerica Life Insurance Company	SecurePath for Life 2030 Fund, 20,472 shares	261,619

	Transamerica Life Insurance Company	SecurePath for Life 2020 Fund, 4,662 shares	66,391

	Total Investments		$352,329,402

*	Participant Loans	Various loans with interest rates of 3.25% to 10.25% with original maturities generally not exceeding 5 years	$7,069,453

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ArcBest 401(k) and DC Retirement Plan

/s/ Traci Sowersby
June 29, 2017	Traci Sowersby
Vice President — Controller
and Principal Accounting Officer
ArcBest Corporation

EXHIBIT INDEX

Exhibit Number	Seq. Description
23.1	Consent of BKD, LLP